AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

Investment Company Act File Number:  811-21943

Cantor Opportunistic Alternatives Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

110 East 59th Street, New York, NY 10022
(Address of Principal Executive Office)

[___________________]
(IRS Employer Identification No.)

212-915-1811
(Registrant's Telephone Number)

PART I
RULE 8b-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q (“Form N-Q”), which is filed pursuant to Rule 30b-15 under the Investment Company Act, be extended from March 1, 2013 to March 8, 2013 as permitted by Rule 8b-25.

The President of the Registrant has recently vacated his position with the Registrant and investment adviser.  The Registrant is not able to provide a timely filing of its Form N-Q. The Board is in the process of approving a new President of the Registrant and the Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. Because of the facts and circumstances described above, it is impractical for the Registrant to furnish a Form N-Q by March 1, 2013. Further, the Registrant strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1)   Name and telephone number of person to contact with respect to this Application:

Marlena Kaplan
110 East 59th Street
New York, NY  10022
(212) 915-1811

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Marlena Kaplan
Name:	Marlena Kaplan
Title:	Secretary & Treasurer

March 1, 2013